Exhibit 99.2

3Q25 Earnings Presentation

2 Important Disclosure IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) the negative impacts of the COVID - 19 pandemic on global, regional and national economies and the related market volatility and protracted economic downturn ; and (18) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Client Assets” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others .

Index 3Q25 Financials and Main KPIs 02 Final Remarks 03 01 Key Highlights Q&A 04 Appendix 05

01. Key Highlights

5 3Q25 Highlights Notes: 1 – Managerial BIS Ratio, calculated in accordance with Central Brank methodology Growing profitability consistently 2019 2020 2021 2022 2023 2024 3Q25 LTM 2.11 3.71 6.26 6.25 7.16 8.28 9.40 Diluted EPS R$ R$ 1.9 trillion Client’s assets, AUM and AUA ( + 16 % YoY) Core Investment KPIs 1 8 .2 k Total Advisors ( - 1 % YoY) 4. 8 million Active Clients ( +2% YoY) 23.0 % ROE (flat YoY) 21.2 % BIS Ratio 1 13.0 % Diluted EPS Growth YoY Balance Sheet and Profitability R$ 4.9 billion Gross Revenue ( +9% YoY) R$ 1.3 billion EBT (10% YoY) R$ 1.3 billion Net Income (+12% YoY) Income Statement +30% CAGR

6 Strategy Tracker Retail Investments Leadership in Core Business Our main goal is to achieve leadership in the investment market, our core business. To do this, we need to maintain and expand our differentials and continue to grow in all customer segments . Retail Cross - Sell Grow with Our Clients’ Needs Starting from our clients’ needs, we will expand our offer to serve their complete financial needs , aiming to break the link of investors with the incumbent banks once and for all. Corporate & SMB Premier Service with Unique Value We want to fully explore the synergy of a Wholesale Bank offer with the investment universe, deepening our relationship with the main economic groups in Brazil.' Quality Financial planning at scale, a new competitive advantage that enhances both the engagement and experience of our investor cli ent s. ] ]

7 182 214 228 228 276 294 1,270 3Q24 1,372 2Q25 1,425 3Q25 1,680 1,861 1,947 +16% Total Client Assets 1 , AUM and AUA R$ Billion Retail Investments Total Client Assets, AUM and AUA in XP already totaling R$1.9 trillion Total Client Assets (in R$ bn) AUM (in R$ bn) AUA (in R$ bn) Total Client Assets - Net New Money 1 R$ Billion 1 - We have now included institutional client assets in the total client assets figure. Accordingly, previously reported numbers have been adjusted to reflect this change for both client assets and net new money metrics. Institutional and corporate client assets are now reported as a combined figure. 25 16 20 9 - 6 9 3Q24 2Q25 3Q25 34 10 29 Retail Corporate & Institutional Retail Net New Money of R$20 billion

XP´s Journey to Excellence

XP democratizes the access to quality service by leveraging on technology and well-designed processes

XP Inc.

First Opened Platform	Largest Trained Network	Best Functionality & Experience
PRODUCTS We Democratized The Product	**DISTRIBUTION** We Created Access With Scale	**QUALITY** We Are Democratizing The Wealth Service Model
Stock Broker	Independent Financial Advisor	Financial Planner

The Development of our Advisors is a Key Part of Our Journey Towards Excellence

Agnostic Business Model

Fee-based Model as % of Client AuC



3
12
21
3Q21
3Q23
3Q25

Processes KPIs

Financial Planning Penetration in Target Clients[4]	CRM as a Tool to Deepen Client Relationships	Higher Adherence of the Commercial Index[1,2]
20%	**+57%** # of Heavy Users of CRM[2,3]	**+17%**

Notes: 1 – Index for the B2B segment composed by 7 metrics with the objective of evaluating customer service and the execution of the franchise model established by XP; 2 – Evolution from July to September 2025 ; 3 – Percentage of advisors who log into the XP's CRM on at least 66% of business days; 4 – Percentage of target clients with financial planning in the B2B segment.

8

9 Strategy Tracker Retail Investments Leadership in Core Business Our main goal is to achieve leadership in the investment market, our core business. To do this, we need to maintain and expand our differentials and continue to grow in all customer segments . Retail Cross - Sell Grow with Our Clients’ Needs Starting from our clients’ needs, we will expand our offer to serve their complete financial needs , aiming to break the link of investors with the incumbent banks once and for all. Corporate & SMB Premier Service with Unique Value We want to fully explore the synergy of a Wholesale Bank offer with the investment universe, deepening our relationship with the main economic groups in Brazil.' Quality Financial planning at scale, a new competitive advantage that enhances both the engagement and experience of our investor cli ent s. ]

10 Retail Cross - Sell Notes: 1 - Active Credit Cards vs. Total Active Clients, 2 – Company Estimates for Peers and Market Average, 3 – Penetration base d on Active Clients from XP and Rico only, 4 - Excluding Credit Cards, 5 - Includes FX, Digital Account, Global Investments, Consortium and Other Insurance Penetration (2)(3) Cards TPV (in R$bn ) Main KPIs 3Q24 2Q25 3Q25 12.0 12.4 13.1 +9% 3Q25 Peers Avg. 31% 50% 362 444 451 3Q24 2Q25 3Q25 +25% 3Q25 Market Avg. 2% 17% 78 86 90 3Q24 2Q25 3Q25 +15% 3Q25 Market Leader 5% 27% 75 82 83 0 2 4 0 50 100 1.1% 3Q24 1.6% 2Q25 1.5% 3Q25 +11% Other New Products Revenue (5) (in R$mm ) 201 256 250 3Q24 2Q25 3Q25 +24% Life Insurance Gross Written Premium (in R$mm ) Retirement Plans Assets (in R$bn ) Credit – NII (4) (in R$mm ) ▪ FX ▪ Digital Account ▪ Global Investments ▪ Consortia Market Share Penetration (1)(2) Expected Credit Losses NIM < 1 % ECL Revenue Contribution With Cross - Sell Penetration

11 Strategy Tracker Retail Investments Leadership in Core Business Our main goal is to achieve leadership in the investment market, our core business. To do this, we need to maintain and expand our differentials and continue to grow in all customer segments . Retail Cross - Sell Grow with Our Clients’ Needs Starting from our clients’ needs, we will expand our offer to serve their complete financial needs , aiming to break the link of investors with the incumbent banks once and for all. Corporate & SMB Premier Service with Unique Value We want to fully explore the synergy of a Wholesale Bank offer with the investment universe, deepening our relationship with the main economic groups in Brazil. Quality Financial planning at scale, a new competitive advantage that enhances both the engagement and experience of our investor cli ent s. ]

12 2Q25 3Q25 Market Leader 17% 17% 17% Wholesale 3Q24 LTM 3Q25 LTM 3,651 3,796 Institutional, Corporate and Issuer Services Gross Revenue R$ Million 2Q25 3Q25 Market Leader 10% 10% 20% 23 34 33 3Q24 2Q25 3Q25 +45% Investment Banking DCM Volume 1 (in R$bn ) Broker Dealer – Traded Volume 2 (in R$bn ) Market Share Market Share Note 1 - Source: Anbima , Distribuição de RF; 2 – Source B3 for Bovespa volumes. 1 st 4 th in CRA and FII in DCM Volume Increase in Volumes Sequentially Leading to the Best Quarter YTD 1 st Broker Dealer Corporate Securities (in R$bn ) Maintaining Market share Strategic Warehousing

02. 3 Q25 Financials

14 77% 7% 12% 3% 3Q24 77% 7% 12% 4% 2Q25 75% 7% 15% 3% 3Q25 100% 100% 100% Gross Revenue Corporate & Issuer Services as the spotlight… …+32 p.p YoY Growth Gross Revenue Breakdown % Gross Revenue Breakdown R$ Million Retail Institutional Corporate & Issuer Services Other 340 343 340 552 547 729 202 3,494 151 3Q24 3,577 2Q25 3,704 169 3Q25 4,537 4,669 4,942 +9%

15 In a challenging year, New Verticals and Other Retail gaining relevance Retail Revenue Breakdown % Retail Revenue R$ Million 30% 27% 10% 15% 17% 3Q24 29% 28% 10% 16% 18% 2Q25 28% 25% 10% 17% 20% 3Q25 100% 100% 100% Retail Revenue 3Q24 2Q25 3Q25 3,494 3,577 3,704 +6% Equities Fixed Income Funds Platform New Verticals Other Retail Growth YoY Driven by Cross - Sell Initiatives

16 Corporate & Issuer Services Revenue Corporate & Issuer Services Breakdown R$ Million 229 279 406 323 268 323 3Q24 2Q25 3Q25 552 547 729 +32% Corporate Issuer Services Corporate Posting Significant Growth YoY and Issuer Services With a Sequential Improvement

17 Efficiency and Compensation Ratios 2 LTM % Sales, General & Administrative Expenses (SG&A)¹ and Ratios Notes: 1 – Calculated as SG&A ex - revenue from incentives from Tesouro Direto , B3, and others divided by Net Revenue. 2 – Calculated as People SG&A (Salary and Taxes, Bonuses and Share Based Compensation) divided by Net Revenue;. 984 530 548 523 3Q24 2Q25 3Q25 1,515 1,562 1,672 1,014 1,149 +10% People Non - people SG&A¹ R$ Million 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 25.7% 37.3% 24.0% 35.5% 23.5% 34.7% Increase in People Partially Compensated by Lower Non - people Expenses … …Maintaining Efficiency Flattish QoQ Compensation Ratio Efficiency Ratio

18 EBT R$ Million Higher EBT and EBT Margin YoY Earning Before Taxes (EBT) 0 5 10 15 20 25 30 35 40 45 400 500 600 700 800 900 1,000 1,100 1,200 1,300 1,400 28.1% 3Q24 29.6% 2Q25 28.5% 3Q25 1,212 1,318 1,331 +10% EBT Margin

19 Net Income +12% Growth YoY with +106bps in Net Margin Adjusted Net Income and Net Margin Adjusted Net Income R$ Million 0 5 10 15 20 25 30 35 40 45 400 500 600 700 800 900 1,000 1,100 1,200 1,300 1,400 27.5% 3Q24 29.7% 2Q25 28.5% 3Q25 1,187 1,321 1,330 +12% Adjusted Net Margin

20 Capital Management Dividends Paid Share Repurchases Dividends Paid and Share Repurchases R$ Million 916 842 500 2022 3,542 2023 2,000 1,354 2024 1,000 1,048 11M 25 1,815 4,458 3,354 3,391 Share Repurchase in Oct 25 New SBB Program Consistent Capital Distribution to Shareholders Payout Ratio 2022 2023 2024 2025E 51% 114% 74% >50% >50% Dividends to be Paid in 2025

21 3Q24 2Q25 3Q25 9% 11% 18% 22% 12% 13% 23.0% 3Q24 24.4% 2Q25 23.0% 24.2% 3Q25 28.4% 30.0% 29.9% 24.4% 30.0% 23.0% 23.0% 28.4% Adjusted Annualized ROTE¹ and ROAE² % EPS and Return on Tangible Equity Notes: 1 – Annualized Return on Average Tangible Equity. Tangible Equity excludes Intangibles and Goodwill; 2 – Annualized Retur n on Average Equity; 3 – Net Income Attributable to Owners of Parent Company. 4 – Calculated based on Adjusted Net Income ROAE ROAE Adj. New Buyback & Dividend ROTE ROTE Adj. New Buyback & Dividend Net Income and Adjusted EPS 4 Growth YoY % ROTE and ROAE Posting Similar Performance YoY Net Income Diluted EPS (R$) Faster EPS Growth Due to Share Buybacks 28.0%

22 19.6% 0.9% 0.9% 3Q24 18.5% 0.8% 0.8% 2Q25 18.5% 0.8% 1.9% 3Q25 21.5% 20.1% 21.2% VaR 3 of R$29mm, or 12bps of Equity Capital Management Notes: 1 – Managerial BIS Ratio, calculated in accordance with Central Brank methodology, 2 – 3Q25 CET1 reported by selected pee rs, 3 – Average Daily VaR,1 day, 95% BIS Ratio 1 0 50 100 150 0,000 0,005 0,010 0,015 0,020 0,025 0,030 45% 28% 26% 30% 3Q24 49% 35% 16% 27% 2Q25 51% 33% 16% 27% 3Q25 95 101 108 21.2% BIS Ratio Common Equity Tier 1 Additional Tier 1 Tier 2 Credit RWA Market RWA Operational RWA RWA % of Total Assets VaR 3 (% of Equity) 10 bps 13 bps 12 bps Peer CET1 2 Avg 12.0% Risk - Weighted Assets and VaR R$ Billion

04. Q&A

24 Total Loan Portfolio¹ Note: 1 – Gross of Expected Credit Losses. Total Unsecured Secured R$ billion 26.0 7.1 18.9 Loans 8.5 2.1 6.4 Credit Card 32.7 26.8 5.9 Corporate Securities 67.3 36.0 31.3 Credit Portfolio Main Activities • Investment Banking • Fixed Income Distribution • Corporate Credit

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